UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

Commission File Number: 001-38405

BIOCERES CROP SOLUTIONS CORP.
(Translation of registrant’s name into English)

Ocampo 210 bis, Predio CCT, Rosario
Province of Santa Fe, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Bioceres Crop Solutions Corp. Reports Fiscal Fourth Quarter and Full-Year 2020 Financial and Operating Results

4Q20 Comparable Revenues rise 46% and 17% in FY20

4Q20 Adjusted EBITDA up 67% to $14.7 million and 13% to $46.5 million in FY20

$65.1 million raised in FY20 in preparation for commercial launch of HB4® technology

 Net Debt-to-LTM EBITDA improved to 1.98x from 2.24x

ROSARIO, Argentina--(BUSINESS WIRE)--September 10, 2020--Bioceres Crop Solutions Corp. (“Bioceres” or the “Company”) (NYSE American: BIOX), a fully-integrated provider of crop productivity solutions designed to enable the transition of agriculture towards carbon neutrality, announced today its unaudited consolidated financial results for the three-month period and fiscal year ended June 30, 2020. Financial results are expressed in U.S. dollars and are presented in accordance with International Financial Reporting Standards. All comparisons in this announcement are year-over-year (“YoY”), unless noted otherwise.

Fiscal 4Q20 and Full-Year Financial and Business Highlights

  Comparable Revenues up 46%, driven by higher international sales of adjuvants, biofungicides, inoculants and seed treatment packs, as well as strong micro-beaded fertilizer sales in Argentina. Comparable Revenues grew 17% in FY20 to $174.2 million.
  Adjusted EBITDA increased 67% to $14.7 million, with adjusted EBITDA margin expanding to 30.5% from 17.6%, reflecting higher sales, a more profitable product mix, and lower SG&A expenses. In FY20, Adjusted EBITDA grew 13% to $46.5 million, an expansion of 113 basis points to 26.9%.
  On June 15th, Bioceres’ subsidiary Rizobacter Argentina S.A. (“Rizobacter”) issued $15 million of Series III corporate bonds maturing December 18, 2021 and paying an annual nominal interest rate of 4.73%.
  Net Debt-to-LTM EBITDA declined to 1.98x from 2.24x a year ago, while Cash & Cash Equivalents increased to $56.0 million from $7.8 million at the beginning of the period.
  Inventory ramp-up of HB4® soybean varieties remains on track, with more than 20,000 hectares currently reserved for planting during the upcoming season in the Southern Cone, compared to 3,000 hectares during the same period last year.
  In preparation for the commercial launch of HB4® drought-tolerant wheat varieties, Bioceres has planted approximately 7,000 hectares to ramp up seed inventories, following 400 hectares planted in the fourth quarter of 2019.
  Subsequent to the quarter´s end, the Company successfully and cost effectively removed all 24.2 million outstanding Warrants from its capital structure, with 90% of holders electing to tender their warrants and 99% of these holders choosing to receive Bioceres shares in exchange. Following the transaction, Bioceres total outstanding shares increased 7% to 38.7 million shares.
  Bioceres’ Business Continuity and Crisis committees continue to closely monitor developments surrounding the COVID-19 pandemic, while overseeing and coordinating health and safety measures required to comply with emerging regulations and to safeguard employees, customers and communities, allowing the Company to continue operating normally and with no supply chain disruptions, to date.

Commenting on the Company’s results, Mr. Federico Trucco, Chief Executive Officer of Bioceres, said, “Today’s financial and operating results reflect the hard work of our more than 400 team members, the commitment of our customers and partners in the 31 countries where our products are sold, the resiliency of our organization, and the effectiveness of our growth strategy. In a year when growers’ incomes were under pressure, economic conditions in our key markets had deteriorated, and we witnessed one of the most dramatic disruptions to our lives, due to COVID-19, being able to say that we achieved our initial growth and profitability objectives while significantly strengthening our balance sheet fills me with enormous pride. At the same time, we advanced our HB4 Program from hundreds of hectares to many thousands, further validating the value of this technology to key stakeholders. We maintained a strong focus on execution while staying alert to changing conditions in the financial markets and quickly seizing opportunities, such as issuing lower-cost debt and removing the overhang of Bioceres’ outstanding warrants in a cost-effective way. Without doubt, we are a stronger organization today than one year ago, by almost any measure, and our confidence in achieving our growth objectives is as strong as ever.”

Mr. Enrique Lopez Lecube, Chief Financial Officer of Bioceres said, “The fourth quarter marked our third successful capital raise in fiscal 2020, during which we added a total of $65 million of funding to accelerate our timetable for commercially launching HB4 as well as further penetrate international markets with our other next generation agricultural inputs. Furthermore, with the recent issuance of $17 million of bonds at zero percent interest that took place subsequently to the end of fiscal 2020, we have continued making considerable progress toward substantially lowering Bioceres’ financing costs, while extending debt maturities and increasing our financial flexibility. And in August we were able to effectively withdraw all our outstanding warrants, eliminating uncertainty about how these instruments could affect our future capital structure. The market transactions we completed this fiscal year were particularly gratifying given the complex and challenging economic conditions that have prevailed since February.”

REVIEW OF FISCAL FOURTH QUARTER 2020 FINANCIAL RESULTS

Comparable Revenues and Comparable Gross Profit are key operational metrics used by the management team to assess the Company's underlying financial and operating performance. The Company has introduced the term “Comparable” to reflect the result of a given metric excluding the impact of IAS 29.

For comparison purposes, the impact of adopting IAS 29 is presented separately in each of the applicable sections of this earnings press release, in a column denominated “IAS 29”. For further information please review Application of IAS 29 section.

4Q20 Revenues

Table 1: Fiscal 4Q20 Revenues by Segment

(Figures in millions of US dollars)	As Reported				IAS 29		Comparable
	4Q 2019	4Q 2020	Chg	% Chg.	4Q 2019	4Q 2020	4Q 2019	4Q 2020	Chg	% Chg.
Revenue by segment
Crop protection	30.6	26.5	(4.1)	(13%)	(8.9)	1.6	21.8	28.1	6.3	29%
Seed and integrated products	4.5	6.0	1.5	32%	(1.5)	2.2	3.0	8.2	5.2	175%
Crop nutrition	14.7	15.7	1.0	7%	(4.0)	(0.0)	10.7	15.6	4.9	46%
Total revenue	49.9	48.2	(1.7)	(3%)	(14.4)	3.8	35.5	51.9	16.5	46%

As Reported Revenues decreased 3%, or $1.7 million, to $48.2 million, negatively impacted by IAS29 adjustments.

Total Comparable Revenues increased 46%, or $16.5 million, to $51.9 million, driven by strong international expansion of adjuvants, biofungicides, inoculants and seed treatment packs. Strong sales of micro-beaded fertilizers in Argentina, where demand conditions normalized, also contributed to revenue growth during the quarter, resulting in positive revenue performance across all three reporting segments.

  Crop Protection comparable revenues for the quarter increased 29%, or $6.3 million, to $28.1 million. During the period, aggregate adjuvant volumes increased 78%, mainly due to a more than threefold increase in Brazil, as the Company continued effectively executing its growth strategy in that country. Further, demand for adjuvants in Argentina normalized in 4Q20, following weak market conditions during the third quarter, driving volumes 42% higher in this country. Biofungicides sales increased as demand for our market-leading Rizoderma, which replaces conventional seed treatment fungicides, continued to grow. Sales in this category were driven by a robust wheat campaign in the southern cone, as growers continue validating the value proposition of these technologies.
  Seed and Integrated Products comparable revenues for the fiscal fourth quarter rose 175%, or $5.2 million, to $8.2 million, mainly driven by sales at our South Africa subsidiary, as growers in this market increasingly see greater value in an integrated packs solution versus traditional stand-alone inoculants. Sales of seed treatment packs were the entire segment’s main underlying growth driver, with doses increasing 60%, as this product category continued to recover in Argentina, where the Company executed a highly successful pre-season summer crop sales campaign.
  Crop Nutrition comparable revenues in the fiscal fourth quarter increased 46%, or $4.9 million, to $15.6 million. Purchases of micro-beaded fertilizer, which Argentine growers had previously postponed, materialized ahead of a robust winter crops planting season, as uncertainties surrounding the COVID-19 pandemic subsided and weather conditions improved. Inoculant B2B sales growth, mainly in Brazil, where the company continued to expand its client base within the industrial seed treatment market, more than offset a decline in stand-alone inoculant sales in South Africa that resulted from the aforementioned demand shift toward integrated seed treatment packs, resulting in a 43% increase in doses.

FY20 Revenues

Table 2: Fiscal 2020 Revenues by Segment

(Figures in millions of US dollars)	As Reported				IAS 29		Comparable
	FY 2019	FY 2020	Chg	% Chg.	FY 2019	FY 2020	FY 2019	FY 2020	Chg	% Chg.
Revenue by segment
Crop protection	90.2	94.2	4.0	4%	(6.7)	(0.1)	83.5	94.1	10.6	13%
Seed and integrated products	25.3	29.5	4.2	16%	(1.9)	1.4	23.4	30.8	7.5	32%
Crop nutrition	45.1	49.4	4.3	10%	(3.3)	(0.1)	41.8	49.3	7.5	18%
Total revenue	160.6	173.1	12.5	8%	(11.9)	1.1	148.7	174.2	25.5	17%

Revenues as reported increased 8%, or $12.5 million, to $173.1 million.

Comparable Revenues increased 17%, or $25.5 million, to $174.2 million during the same period, as the company generated substantially higher sales across all three business segments, due to deeper penetration of Brazil and Paraguay’s adjuvant markets and to higher sales of seed treatment packs, including in South Africa and France. Also contributing to sales growth in 2020 were sales of micro-beaded fertilizers, as market acceptance of this product expanded in Argentina, Paraguay, Uruguay and Bolivia.

  Crop Protection comparable revenues increased 13%, or $10.6 million, to $94.1 million. The revenue growth was generated by consistent execution of the Company’s adjuvant growth plan in Brazil and Paraguay, with volumes increasing 125% in Brazil. Revenue growth in the segment was strongly supported by above-average growth in biofungicides sales and sustained adjuvant growth in Argentina, where the company remains a market leader for the product category, resulting in a 15% increase in total adjuvants volume.
  Seed and Integrated Products comparable revenues increased 32%, or $7.5 million, to $30.8 million, driven by higher sales of seed treatment packs in Paraguay, Uruguay, Europe and, more recently in South Africa, accounting for a 6% increase in doses. In Argentina, sales in this business segment recovered during the fiscal second, third and fourth quarters of 2020, offsetting an earlier decline in sales of seeds and seed treatment packs that had resulted from uncertainty about weather and macroeconomic conditions that had affected planting decisions earlier in the fiscal year.
  Crop Nutrition comparable revenues increased 18%, or $7.5 million, to $49.3 million, mainly due to the sustained ramp-up of installed production capacity of micro-beaded fertilizers, which supplied higher demand in Argentina, as well as Paraguay, Uruguay and Bolivia. At fiscal year-end, installed capacity utilization of our micro-beaded fertilizer plant increased to 30% from 22%, with total production of 15,200 tons. Inoculants sales in this segment decreased as a result of being partially substituted with seed treatment packs and, consequently, being reported within the Seed and Integrated Products segment. The decline in sales in this product category, which reflects an 11% decrease in doses, was partially offset by higher B2B sales of stand-alone inoculants in Brazil and Paraguay, where Rizobacter continued to extend its leadership position within the industrial seed treatments markets of these countries.

4Q20 Gross Profit

Table 3: Fiscal 4Q Gross Profit by Segment

(Figures in millions of US dollars)	As Reported				IAS 29		Comparable
	4Q 2019	4Q 2020	Chg	% Chg.	4Q 2019	4Q 2020	4Q 2019	4Q 2020	Chg	% Chg.
Gross profit by segment
Crop protection	11.7	12.2	0.6	5%	(2.9)	(0.7)	8.8	11.5	2.7	31%
Seed and integrated products	2.0	4.0	2.0	101%	(0.3)	1.0	1.7	5.0	3.3	191%
Crop nutrition	7.9	6.6	(1.3)	(16%)	(1.6)	2.1	6.2	8.7	2.5	40%
Total Gross profit	21.5	22.8	1.3	6%	(4.8)	2.5	16.8	25.3	8.5	51%
% Gross profit	43.2%	47.4%		420 bps			47.3%	48.7%		138 bps

Reported Gross Profit increased 6%, or $1.3 million, to $22.8 million.

Comparable Gross Profit increased 51%, or $8.5 million, to $25.3 million. Comparable gross margin expanded 138 basis points to 48.7%, due to a greater proportion of higher margin Seed and Integrated Products sales within the revenue mix. During the period, FX and inflation dynamics benefited the cost structure and gross margins of products manufactured in Argentina, as the bulk of the Company’s revenues are pegged to the US dollar.

  Crop Protection comparable gross profit was $11.5 million, up 31%, or $2.7 million, in line with this segment’s healthy sales growth, while the gross margin was relatively stable, expanding 66 basis points from 40.5% to 41.1%, mainly due to the aforementioned FX and inflation dynamics.
  Seed and Integrated Products comparable gross profit was $5.0 million, up 191%, or $3.3 million. The corresponding margin expanded 337 basis points from 57.3% to 60.7%, due to the increase in higher-margin seed packs within the product mix.
  Crop Nutrition comparable gross profit was $8.7 million, up 40%, or $2.5 million. The gross margin contracted 245 basis points from 58.4% to 55.9%, due to higher growth in micro-beaded fertilizers, the margins of which are lower than inoculants within the segment’s product mix.

FY20 Gross Profit

Table 4: Fiscal 2020 Gross Profit by Segment

(Figures in millions of US dollars)	As Reported				IAS 29		Comparable
	FY 2019	FY 2020	Chg	% Chg.	FY 2019	FY 2020	FY 2019	FY 2020	Chg	% Chg.
Gross profit by segment
Crop protection	36.2	40.7	4.4	12%	1.5	(0.3)	37.8	40.4	2.6	7%
Seed and integrated products	15.5	17.9	2.4	15%	(0.2)	1.9	15.3	19.8	4.5	29%
Crop nutrition	21.9	21.0	(0.9)	(4%)	0.1	3.7	22.0	24.7	2.7	12%
Total Gross profit	73.6	79.5	5.9	8%	1.4	5.4	75.1	84.9	9.8	13%
% Gross profit	45.9%	45.9%		9 bps			50.5%	48.7%		-177 bps

Reported Gross Profit increased 8%, or $5.9 million, to $79.5 million.

Comparable Gross Profit increased 13%, or $9.8 million, to $84.9 million, slightly below revenue growth. The corresponding margin contracted 177 basis points to 48.7% from 50.5%, mainly due to shifts in the product mix, as explained below:

  Crop Protection comparable gross profit increased 7%, or $2.6 million, to $40.4 million. The corresponding margin contracted 231 basis points from 45.2% to 42.9%, due to a greater proportion of adjuvants sold in Brazil through B2B channels compared to higher margin B2C sales.
  Seed and Integrated Products comparable gross profit increased 29%, or $4.5 million, to $19.8 million, with the corresponding margin contracting 124 basis points from 65.6% to 64.3%. Although this business segment benefited from a greater mix of higher-margin seed treatment packs during the year, some of these revenues were generated in France and South Africa, which have lower relative margins.
  Crop Nutrition comparable gross profit increased 12%, or $2.7 million, to $24.7 million. The gross margin decreased 254 basis points from 52.6% to 50.1%, reflecting higher participation of relatively lower margin micro-beaded fertilizers within the product mix.

Selling, General and Administrative Expenses

Fiscal fourth quarter 2020 SG&A expenses totaled $10.5 million, down 23.5%, or $3.2 million. Excluding accrual-based stock compensation of $0.8 million, a non-cash expense, SG&A would have been $9.6 million or 29.8% lower. The decrease more than offset higher commercial expenses to drive sales growth and mainly reflects (i) favorable inflation and FX dynamics in Argentina, where most of the Company’s manufacturing operations and main administrative functions are located, (ii) decreased travel expenses related to the COVID-19 pandemic, and (iii) a decrease in outsourced professional and other services.

SG&A expenses for FY20 totaled $38.3 million, down 2.3%, or $0.9 million. Excluding a total of $3.4 million in non-cash, accrual-share-based incentives incurred during the second, third and fourth quarters of the year, offset by a gain of $0.8M related to partial recovery of one-time transaction expenses related to Bioceres’ merger with Union Acquisition Corp. (UAC) accrued during the previous fiscal year, comparable SG&A expenses for FY20 would have been $35.7 million, $1.2 million higher than the prior year, when excluding one-time transaction expenses of $4.5 million related to Bioceres’ merger with UAC that year. The increase also reflects certain corporate expenses that were not incurred by the Company in FY19, prior to its listing in March 2019 through the merger with UAC.

Research & Development

R&D expenses include ongoing initiatives to maintain and continuously enhance Bioceres’ existing product portfolio. For the year, R&D expenses totaled $4.2 million, a 13% increase related to expanding the existing portfolio as well as registering products in new international markets to support future revenue growth.

During 2020, the Company also invested an additional $3.8 million in R&D activities related to intangible assets and joint ventures.

Adjusted EBITDA & Adjusted EBITDA Margin

Table 5: Fiscal 4Q20 Adjusted EBITDA Reconciliation and Adjusted EBITDA Margin

(Figures in millions of US dollars)	4Q19	4Q20	Chg.	% Chg.
Gain or loss for the period	(1.2)	2.9	4.2	335%
Income tax (benefit)/expense	3.5	1.6	(2.0)	(55%)
Finance results	5.0	8.2	3.2	64%
Depreciation of PP&E and intangibles assets	1.5	1.1	(0.5)	(31%)
Stock-based compensation charges	(0.2)	0.9	1.0	591%
Transaction expenses	0.1	-	(0.1)	(100%)
Adjusted EBITDA	8.8	14.7	5.9	67%
Adjusted EBITDA Margin	17.6%	30.5%		1,290 bps

Adjusted EBITDA in 4Q20 increased 67%, or $5.9 million, to $14.7 million, while the corresponding margin expanded to 30.5% from 17.6%. This growth was mainly due to (i) higher sales, (ii) gross margin expansion related to a greater proportion of higher margin products within the revenue mix, and (iii) lower SG&A expenses.

Table 6: Fiscal 2020 Adjusted EBITDA Reconciliation and Adjusted EBITDA Margin

(Figures in millions of US dollars)	FY19	FY20	Chg.	% Chg.
Gain or loss for the year	(16.4)	4.0	20.4	125%
Income tax (benefit)/expense	7.0	2.4	(4.6)	(65%)
Finance results	41.5	32.7	(8.8)	(21%)
Depreciation of PP&E and intangibles assets	4.8	4.7	(0.1)	(2%)
Stock-based compensation charges	(0.1)	3.4	3.5	3434%
Transaction expenses	4.5	(0.8)	(5.3)	(117%)
Adjusted EBITDA	41.3	46.5	5.2	13%
Adjusted EBITDA Margin	25.7%	26.9%		113 bps

Adjusted EBITDA in FY20 increased 13%, or $5.2 million, to $46.5 million. The corresponding margin expanded 113 basis points to 26.9% from 25.7%. The increase in profitability was driven by higher sales of adjuvants, seed treatment packs, overall international expansion, the ramp-up of the Company’s micro-beaded fertilizer business, improved performance at joint ventures, as well as greater operating leverage, with SG&A expenses increasing at a slower rate than revenue and gross profit.

Financial Income and Loss

Table 7: Fiscal 4Q20 Net Finance Result

(Figures in millions of US dollars)	4Q19	4Q20	Chg.	% Chg.
Net Interest expenses	(6.4)	(2.7)	3.7	59%
Financial commissions	(0.5)	(0.4)	0.1	26%
Total net interest expenses and financial commissions	(6.9)	(3.1)	3.9	56%

Exchange differences	(1.9)	(3.0)	(1.2)	(63%)
Net gain of inflation effect on monetary items	3.6	1.7	(2.0)	(54%)
Gain for cancellation of purchase option	-	-	-	-
Share based payment cost of listing shares	-	-	-	-
Changes in fair value of financial assets or liabilities and others	0.1	(2.1)	(2.3)	(1967%)
Total other non-cash finance result	1.9	(3.5)	(5.4)	(288%)
Total Net Finance Result	(5.1)	(6.6)	(1.5)	(30%)

Interest expenses from financial debt obligations, net of gains/losses from translation effects on Argentine Peso denominated loans held by Rizobacter as part of the Company´s financial hedging strategy, as well as financial commissions, represent the main financial metrics that management uses to assess Bioceres’ cost of financing. Exchange rate differences, net gains or losses due to the inflation effect on monetary items and Changes in fair value of financial assets or liabilities and others include items that are believed to have a limited impact on the underlying business, as a significant portion of both cash flows and financial debt obligations are linked to the US dollar.

For 4Q20, Bioceres reported a Net financial loss of $6.6 million, a 30%, or $1.5 million increase. Total cash financial results were $3.1 million, mainly due to a 59%, or $3.7 million, decrease in net interest expenses. Total other non-cash financial result, mostly comprised of accounting adjustments and non-cash expenses, decreased from $1.9 million to a loss of $3.5 million. The net change was due to a $1.2 million increase in the net loss on Exchange Rate differences, a $2.0 million decrease in the Net gain of inflation effect on monetary items, and a $2.3 million decrease in Changes in fair value of financial assets or liabilities and others.

Table 8: Fiscal 2020 Net Finance Result

(Figures in millions of US dollars)	FY19	FY20	Chg.	% Chg.
Net interest expenses	(21.6)	(15.8)	5.8	27%
Financial commissions	(1.6)	(1.5)	0.1	6%
Total net interest expenses and financial commissions	(23.2)	(17.3)	5.9	25%

Exchange differences	(17.8)	(20.6)	(2.8)	(16%)
Net gain of inflation effect on monetary items	14.7	9.2	(5.4)	(37%)
Gain for cancellation of purchase option	6.6	-	(6.6)	(100%)
Share based payment cost of listing shares	(20.9)	-	20.9	100%
Changes in fair value of financial assets or liabilities and others	0.4	(0.4)	(0.8)	(203%)
Total other non-cash finance result	(17.1)	(11.8)	5.3	31%
Total Net Finance Result	(40.3)	(29.1)	11.2	28%

For FY20, Bioceres reported a Net financial loss of $29.1 million, a 28%, or $11.2 million improvement compared to the $40.3 million Net financial loss reported in the year-ago period. The bulk of the improvement in cash financial expenses was due to the utilization of more efficient sources of working capital, which resulted in a 27%, or $5.8 million decrease in net interest expenses, while financial commissions decreased 6%, or $0.1 million. Total other non-cash finance result improved 31%, or $5.3 million, to a net loss of $11.8 million, mainly due to one-time transaction adjustments and expenses related to the $20.9 million share-based payment cost of listing Bioceres’ shares in fiscal 2019. The improvement in Total other non-cash financial result was partially offset by a 16%, or $2.8 million, increase in Net loss on Exchange Rate differences and a 37%, or $5.4 million, decrease in Net gain on the inflation effect on monetary items, with Changes in fair value of financial assets or liabilities and others decreasing $0.8 million.

Balance Sheet & Cash Flow

Table 9: Capitalization and Debt

(Figures in millions of US dollars)	As of June 30,
	2019	2020
Total Debt [1]
- Short-Term Debt	63.5	63.6
- Long-Term Debt	37.1	84.3
Cash and Cash Equivalents	(3.5)	(34.9)
Restricted short-term deposit	(4.3)	(4.4)
Other short-term investments	-	(16.6)
Total Net Debt	92.8	91.9
Equity attributable to equity holders of the parent	47.3	46.7
Equity attributable to non-controlling interests	14.8	14.7
Capitalization	154.9	153.3
LTM Adjusted EBITDA	41.3	46.5
Net Debt /LTM Adjusted EBITDA	2.24x	1.98x

1- Excludes discounted checks

Cash, cash equivalents, short term deposits and other short term investments on June 30, 2020 were $56 million, $48.2 million higher than fiscal year-end 2019, mostly due to: (i) the $42.5 million in cash raised through the March private placement of convertible promissory notes, due 2023; (ii) the $15 million raised through the June public issuance of Series III corporate bonds, due 2021; (iii) the February public issuance of $7.6 million in Series II bonds, also due 2021; and (iv) improved cash conversion. Restricted short-term deposit corresponds to the collateral of a 5-year loan in Rizobacter that matures in 3Q21. Other short-term investments account for money market investments as part of the cash management strategy of the Company.

Total net debt decreased $0.9 million to $91.9 million. At year-end, long-term debt accounted for 57% of Total debt versus 37% at year-end 2019, with Cash and cash equivalents, restricted short-term deposits and other short-term investments representing approximately 90% of the current portion of debt.

Net Debt-to-LTM Adjusted EBITDA improved to 1.98x at the end of FY20 from 2.24x at year-end 2019 and sequentially from 2.30x at the end of 3Q20. The improvement in the debt ratio reflects higher Adjusted EBITDA and lower net debt.

During fiscal 4Q20, capital expenditures were $0.3 million compared to $0.2 million in 4Q20. For FY20, capital expenditures totalled $1.6 million versus $2.0 million in the prior year. Bioceres’ capital expenditures were primarily limited to maintenance expenses during the 2020 reporting periods, as the Company continued to maintain a strong asset base in support of near and long-term growth objectives.

KEY EVENTS DURING FISCAL FOURTH QUARTER 2020

  In June, Bioceres’ main operating subsidiary, Rizobacter, completed a $15 million local public offering of Series III corporate bonds. The bonds will mature in December 2021 and pay an annual nominal interest rate of 4.73%.
  In June, Fitch Ratings affiliate FIX SCR raised its long-term credit rating of Rizobacter to A- (arg) from BBB+ (arg), while raising the short-term credit rating to A2 (arg) from A3 (arg), citing the subsidiary’s improved operating margins and lower debt levels as the main reasons for raising the ratings, both of which have ‘Stable’ outlooks.

OTHER KEY EVENTS DURING FISCAL YEAR 2020

  In February, Rizobacter completed a local public issuance of $7.6 million in Series II bonds due 2021.
  In November 2019, Paraguay’s National Commission for Agricultural and Forestry Biosafety approved Bioceres’ HB4® drought and herbicide tolerant soybean varieties.
  In August 2019, the U.S. Department of Agriculture approved the Company’s HB4® soybean varieties for sale in the U.S. market.

SUBSEQUENT EVENTS

  On August 24th, Bioceres completed a tender offer to exchange for all of its 24,200,000 outstanding New York Stock Exchange listed warrants for either 0.12 ordinary shares or $0.45 in cash per warrant, eliminating potential future dilution and increasing the Company’s public float by 1.7 million shares.
  In August, Rizobacter completed a $17 million local public offering of Series IV corporate bonds, which will mature in August 2023 and pay an annual nominal interest rate of 0.0%.

FOURTH QUARTER 2020 EARNINGS CONFERENCE CALL

When: September 10, 2020

Times: 8:30 a.m. Eastern time,

Who: Mr. Federico Trucco, Chief Executive Officer

Mr. Enrique Lecube, Chief Financial Officer

Mr. Maximo Goya, Investor Relations Leader

Dial-in: (888) 869-1189 (U.S. domestic); (706) 643-5902 (International)

Conference ID: 6740967

Webcast: https://investors.biocerescrops.com/home/default.aspx

About Bioceres Crop Solutions Corp.

Bioceres Crop Solutions Corp. (NYSE American: BIOX) is a fully integrated provider of crop productivity technologies designed to enable the transition of agriculture towards carbon neutrality. To do this, Bioceres’ solutions create economic incentives for farmers and other stakeholders to adopt environmentally friendlier production practices. The Company has a unique biotech platform with high-impact, patented technologies for seeds and microbial ag-inputs, as well as next generation crop nutrition and protection solutions. Through its HB4® program, the Company is bringing digital solutions to support growers’ decisions and provide end-to-end traceability for production outputs. For more information, visit https://investors.biocerescrops.com

Forward-looking statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include estimated financial information and, among others, statements related to the expected or potential impact of the novel coronavirus (COVID-19) pandemic, and the related responses by governments, clients and the Company, on our business, financial condition, liquidity position and results of operations, and any such forward-looking statements, whether concerning the COVID-19 pandemic or otherwise, involve risks, assumptions and uncertainties. These forward-looking statements include, but are not limited to, whether (i) the health and safety measures implemented to safeguard employees and assure business continuity will be successful, (ii) the uncertainty related to COVID-19 in the farming community will be short lived, and (iii) we will be able to coordinate efforts to ramp up inventories. Such forward-looking statements are based on management’s reasonable current assumptions, expectations, plans and forecasts regarding the Company’s current or future results and future business and economic conditions more generally. Such forward-looking statements involve risks, uncertainties and other factors, which may cause the actual results, levels of activity, performance or achievement of the Company to be materially different from any future results expressed or implied by such forward-looking statements, and there can be no assurance that actual results will not differ materially from management’s expectations or could affect the Company’s ability to achieve its strategic goals, including the uncertainties relating to the impact of COVID-19 on the Company’s business, operations, liquidity and financial results and the other factors that are described in the sections entitled “Risk Factors” in the Company's Securities and Exchange Commission filings updated from time to time. The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. Therefore, you should not rely on any of these forward-looking statements as predictions of future events. All forward-looking statements contained in this release are qualified in their entirety by this cautionary statement. Forward-looking statements speak only as of the date they are or were made, and the Company does not intend to update or otherwise revise the forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events, except as required by law.

Non-IFRS Financial Information

The Company supplements the use of IFRS financial measures with non-IFRS financial measures, including Adjusted EBITDA, Adjusted EBITDA Margin, Net debt, Comparable revenues and Comparable gross profit which exclude the impact of IAS29 as explained below.

The non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and may be different from non-IFRS measures used by other companies. In addition, the non-IFRS measures are not based on any comprehensive set of accounting rules or principles. Non-IFRS measures have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with IFRS. This non-IFRS financial measures should only be used to evaluate the Company’s results of operations in conjunction with the most comparable IFRS financial measures.

Adjusted EBITDA and Adjusted EBITDA Margin

The Company defines Adjusted EBITDA as profit/(loss) exclusive of financial income/(costs), income tax benefit/(expense), depreciation, amortization, share-based compensation, inventory purchase allocation and one-time transactional expenses.

Management believes that Adjusted EBITDA provides useful supplemental information to investors about the Company and its results. Adjusted EBITDA is among the measures used by the management team to evaluate the Company’s financial and operating performance and make day-to-day financial and operating decisions. In addition, Adjusted EBITDA and similarly titled measures are frequently used by competitors, rating agencies, securities analysts, investors and other parties to evaluate companies in the same industry. Management also believes that Adjusted EBITDA is helpful to investors because it provides additional information about trends in the Company’s core operating performance prior to considering the impact of capital structure, depreciation, amortization and taxation on results. Adjusted EBITDA should not be considered in isolation or as a substitute for other measures of financial performance reported in accordance with IFRS. Adjusted EBITDA has limitations as an analytical tool, including:

  Adjusted EBITDA does not reflect changes in, including cash requirements for working capital needs or contractual commitments;
  Adjusted EBITDA does not reflect financial expenses, or the cash requirements to service interest or principal payments on indebtedness, or interest income or other financial income;
  Adjusted EBITDA does not reflect income tax expense or the cash requirements to pay income taxes;
  Although depreciation and amortization are non-cash charges, the assets being depreciated or amortized often will need to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for the replacements;
  Although share-based compensation is a non-cash charge, Adjusted EBITDA does not consider the potentially dilutive impact of share-based compensation; and
  Other companies may calculate Adjusted EBITDA and similarly titled measures differently, limiting its usefulness as a comparative measure.

The Company compensates for the inherent limitations associated with using Adjusted EBITDA through disclosure of these limitations, presentation in the combined financial statements in accordance with IFRS and reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure, income/(loss) for the period or year.

Comparable figures or Figures ex-IAS 29 (Comparable revenue and Comparable gross margin)

Comparable figures or Figures ex-IAS 29 result from dividing nominal Argentine pesos for the Argentine operations by the average foreign exchange rate of the Argentine Peso against the US Dollar in the period.

For comparison purposes, the impact of adopting IAS 29 is presented separately in each of the applicable sections of this earnings release, in a column denominated “IAS 29”. The IAS 29 adjustment results from the combined effect of: (i) the indexation to reflect changes in purchasing power on results against a dedicated line in the financial results, and (ii) the difference between the translation of results at the closing exchange rate of June 30, 2019 and the translation using the average year-to-date rate on the reported period, as applicable to non-inflationary economies.

Net Debt and Net Debt to Adjusted EBITDA

Net debt is defined as the sum of long and short-term borrowings and finance payment from business combinations, less cash and cash equivalents and restricted short-term deposit. This measure is used by management and investment analysts and management believes it shows the financial strength of the Company. Management is consistently tracking the Company’s leverage position and its ability to repay and service the debt obligations over time. Therefore, management has set a leverage ratio target that is measured by net debt divided by Adjusted EBITDA.

Net interest expenses

Net interest expenses are defined as the sum of interest, other financial results and gains/losses from translation effects on Argentine Peso denominated loans held by Rizobacter Argentina. Gains/losses from translation effects on Argentine Peso denominated loans are part of the hedging activities conducted by the Company to manage cost of financing. Net interest expenses and financial commissions represent the main financial metrics that management uses to assess Bioceres’ cost of financing.

Application of IAS 29

Argentina has been classified as a hyperinflationary economy under the terms of IAS 29 beginning July 1, 2018. IAS 29 requires, adjusting all non-monetary items in the statement of financial position by applying a general price index from the day they were booked to the end of the reporting period. At the same time, it also requires that all items in the statement of income are expressed in terms of the measuring unit current at the end of the reporting period. Consequently, on a monthly basis, results of operations for each reporting period are measured in Argentine Pesos and adjusted for inflation by the applicable monthly inflation rate each month. All amounts need to be restated by applying the change in the general price index from the dates when the items of income and expenses were initially recorded in the financial statements. As a result, each monthly results of operations are readjusted each successive month to reflect changes in the monthly inflation rate.

After the restatement explained above, IAS 21 “The Effects of Changes in Foreign Exchange Rates”, addresses the way results must be translated under inflation accounting, stating that all amounts shall be translated at the closing rate at the date of the most recent statement of financial position. Accordingly, monthly results of operations in Argentine Pesos, after adjustment for inflation pursuant to IAS 29, as described above, must then be converted into U.S dollars at the closing exchange rate for such monthly reported period. This conversion changes every prior reported monthly statement of income in U.S dollars as each monthly amount is readjusted under IAS 29 for inflation per above and reconverted at different exchange rates for each monthly reported period under IAS 21. As a result, the impact of monthly inflationary adjustments and monthly conversion adjustments vary the results of operation month to month until year end.

-Tables to Follow-

Unaudited Consolidated Statement of Comprehensive Income (Figures in US dollars)
	Three-month period ended	Three-month period ended	Fiscal year ended	Fiscal year ended
	06/30/2020	06/30/2019	06/30/2020	06/30/2019

Total revenue	48,159,601	49,850,489	173,077,959	160,605,296
Cost of sales	(25,333,485)	(28,315,930)	(93,561,375)	(86,964,881)
Gross profit	22,826,116	21,534,559	79,516,584	73,640,415
% Gross profit	47%	43%	46%	46%

Operating expenses	(11,277,602)	(15,294,830)	(42,540,298)	(42,933,191)
Share of profit (loss) of JV	1,310,768	706,100	2,477,193	1,012,486
Other income or expenses, net	(103,835)	391,725	(307,499)	365,900
Operating profit	12,755,447	7,337,554	39,145,980	32,085,610

Finance result	(8,249,015)	(5,043,602)	(32,702,643)	(41,458,217)
Profit / (Loss) before income tax	4,506,432	2,293,952	6,443,337	(9,372,607)

Income tax	(1,577,402)	(3,540,628)	(2,415,675)	(6,986,284)
Profit / (Loss) for the year	2,929,030	(1,246,676)	4,027,662	(16,358,891)

Other comprehensive Profit / (Loss)	(1,222,811)	9,491,455	(8,846,255)	3,904,365
Total comprehensive Profit / (Loss)	1,706,219	8,244,779	(4,818,593)	(12,454,526)

Profit / (loss) for the period attributable to:
Equity holders of the parent	2,048,231	(1,123,342)	3,192,002	(18,369,045)
Non-controlling interests	880,799	(123,334)	835,660	2,010,154
	2,929,030	(1,246,676)	4,027,662	(16,358,891)
Total comprehensive income / (loss) attributable to:
Equity holders of the parent	876,694	7,051,886	(4,721,056)	(14,333,037)
Non-controlling interests	829,525	1,192,893	(97,537)	1,878,511
	1,706,219	8,244,779	(4,818,593)	(12,454,526)

Unaudited Consolidated Statement of Financial Position (Figures in US dollars)
ASSETS	06/30/2020	06/30/2019
CURRENT ASSETS
Cash and cash equivalents	34,927,831	3,450,873
Other financial assets	21,031,423	4,683,508
Trade receivables	73,546,633	59,236,377
Other receivables	4,668,602	1,981,829
Income and minimum presumed income taxes recoverable	112,220	1,263,795
Inventories	29,847,732	27,322,003
Biological assets	456,544	270,579
Total current assets	164,590,985	98,208,964

NON-CURRENT ASSETS
Other financial assets	322,703	376,413
Other receivables	1,703,573	1,560,310
Income and minimum presumed income taxes recoverable	6,029	1,184
Deferred tax assets	2,693,195	3,743,709
Investments in joint ventures and associates	24,652,792	25,321,028
Property, plant and equipment	42,350,966	43,834,548
Intangible assets	35,333,464	39,616,426
Goodwill	25,526,855	29,804,715
Right-of-use leased asset	1,114,597	-
Total non-current assets	133,704,174	144,258,333
Total assets	298,295,159	242,467,297

LIABILITIES	06/30/2020	06/30/2019
CURRENT LIABILITIES
Trade and other payables	57,341,280	40,578,494
Borrowings	63,619,666	66,477,209
Employee benefits and social security	4,510,592	5,357,218
Deferred revenue and advances from customers	2,865,437	1,074,463
Income and minimum presumed income taxes payable	1,556,715	142,028
Government grants	1,270	2,110
Financed payment - Acquisition of business	-	2,826,611
Lease liability	609,825	-
Total current liabilities	130,504,785	116,458,133

NON-CURRENT LIABILITIES
Trade and other payables	452,654	452,654
Borrowings	41,226,610	37,079,521
Employee benefits and social security	534,038	-
Government grants	2,335	8,098
Investments in joint ventures and associates	1,548,829	1,970,903
Deferred tax liabilities	17,067,090	21,101,871
Provisions	417,396	439,740
Financed payment - Acquisition of business	-	-
Warrants	1,686,643	2,861,511
Convertible notes	43,029,834	-
Lease liability	448,568	-
Total non-current liabilities	106,413,997	63,914,298
Total liabilities	236,918,782	180,372,431

EQUITY
Equity attributable to owners of the parent	46,680,911	47,301,863
Non-controlling interests	14,695,466	14,793,003
Total equity	61,376,377	62,094,866

Total equity and liabilities	298,295,159	242,467,297

Contacts

Investor Relations
Maximo Goya, Investor Relations
+54-341-4861100
maximo.goya@biocerescrops.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Bioceres Crop Solutions Corp. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bioceres Crop Solutions Corp.
(Registrant)

By: /s/ Federico Trucco

Name: Federico Trucco
Title: Chief Executive Officer

Date: September 10, 2020